Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.202.4716

September 5, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 5 and all exhibits thereto.

The Company is filing Amendment No. 5 with the Commission solely to include in the Registration Statement a risk factor relating to regulations recently adopted by Chinese regulatory agencies. The new risk factor appears on page 26 of the Registration Statement.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

By:	/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum Loeb & Loeb LLP

cc: Richard Chang, Chairman
      Shine Media Acquisition Corp.